Exhibit 99.2

Silicon Motion Technology Corporation

Unaudited Pro Forma Condensed Combined Financial Information

On April 26, 2007, Silicon Motion Technology Corporation (“Silicon Motion” or the “Company”) completed its acquisition (the “Acquisition”) of Future Communications IC, Inc., (“FCI”). The estimated purchase price for the transaction was approximately US$49.9 million in cash and US$38.9 million in Silicon Motion ordinary shares and options to purchase Silicon Motion ordinary shares. Silicon Motion has agreed to pay FCI shareholders up to an additional US$12 million in cash upon achievement of certain performance and operating milestones. The first condition is that FCI achieves, for its fiscal year ending December 31, 2007, a US$33 million revenue target and a 53% product margin target. The second condition relates to the performance of Silicon Motion’s share price. If both the FCI revenue and product margin targets are reached, Silicon Motion has agreed to pay to FCI shareholders, in cash, the difference between US$12 million and 90% of the appreciation of Silicon Motion’s ADSs over an agreed period of time in the stock portion of the consideration received as part of this transaction. The achievement of these milestones as of the date of this Form 6-K filing are still uncertain therefore, no adjustments have been made to the pro forma financial information included herein to reflect the additional payments.

The following unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2006 are based on the historical financial statements of Silicon Motion and FCI after giving effect to (1) the Acquisition, and (2) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or the financial condition that might have been achieved for the periods indicated, nor is it necessarily indicative of the future results of the combined company. The unaudited pro forma combined information does not reflect cost savings, operating synergies or revenue enhancements expected to result from the Acquisition or the costs to achieve these cost savings, operating synergies and revenue enhancements. The pro forma adjustments and the allocation of the purchase price are based on Silicon Motion management’s estimates of the fair value of the assets acquired and liabilities assumed in the Acquisition. The final determination of the purchase price allocation will be based on the actual net tangible and intangible assets of FCI that existed as of April 26, 2007, the closing date of the Acquisition.

The unaudited pro forma condensed combined balance sheet on December 31, 2006 had been prepared assuming the acquisition occurred on December 31, 2006. The unaudited pro forma condensed combined statement of income for the twelve months ended December 31, 2006 includes the results of operations for Silicon Motion and FCI that had been prepared assuming the acquisition occurred on January 1, 2006.

The unaudited pro forma condensed combined financial information and related notes thereto should be read in conjunction with (i) Silicon Motion’s audited historical consolidated financial statements contained in its Annual Report on Form 20-F filed on July 2, 2007, and (ii) the historical financial statements of FCI included in this Form 6-K.

Silicon Motion Technology Corporation

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2006

(in thousands)

	Silicon Motion	FCI	Pro Forma Adjustment		Pro Forma Combined
	NT$	NT$ (2)	NT$		NT$	US$ (1)
ASSETS
Current Assets
Cash and cash equivalents	1,808,042	12,994	(1,714,077)	A	106,959	3,258
Short-term investments	1,458,847	—	—		1,458,847	44,436
Notes and accounts receivable, net	1,018,141	188,846	—		1,206,987	36,765
Inventories, net	427,116	155,922	—		583,038	17,759
Refundable deposits	65,000	57,721	—		122,721	3,738
Deferred income tax assets, net	103,603	7,076	—		110,679	3,371
Prepaid expenses and other current assets	68,455	8,180	—		76,635	2,335

Total current assets	4,949,204	430,739	(1,714,077)		3,665,866	111,662

Long-term investments	170,942	—	—		170,942	5,207
Property and equipment, net	319,356	45,744	—		365,100	11,121
Deferred income tax assets, net	47,241	63,041	—		110,282	3,359
Goodwill	—	—	1,759,473	B	1,759,473	53,593
Intangible assets, net	—	4,555	728,765	B	733,320	22,337
Other assets	8,845	59,252	—		68,097	2,074
Other restricted assets	33,096	489	—		33,585	1,023

Total assets	5,528,684	603,820	774,161		6,906,665	210,376

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Short-term borrowings	—	22,028	—		22,028	671
Current portion of long-term liabilities	—	12,321	—		12,321	375
Notes and accounts payable	525,218	61,358	—		586,576	17,867
Income tax payable	139,268	16,554	—		155,822	4,746
Accrued expenses and other current liabilities	294,016	9,178	—		303,194	9,235

Total current liabilities	958,502	121,439	—		1,079,941	32,894
Long-term liabilities	—	31,907	—		31,907	972
Accrued pension cost	1,019	—	—		1,019	31
Other long-term liabilities	1,040	—	—		1,040	32

Total liabilities	960,561	153,346	—		1,113,907	33,929

Shareholders’ Equity
Ordinary Shares	39,031	173,342	(171,244)	C	41,129	1,253
Convertible redeemable preferred shares	—	178,959	(178,959)	D	—	—
Additional paid-in capital	3,522,094	184,690	1,113,307	E	4,820,091	146,820
Accumulated other comprehensive income	45,774	(12,531)	12,531	F	45,774	1,394
Retained earnings	961,224	(73,986)	(1,474)	G	885,764	26,980

Total shareholders’ equity	4,568,123	450,474	774,161		5,792,758	176,447

Total liabilities and shareholders’ equity	5,528,684	603,820	774,161		6,906,665	210,376

(1)	For convenience only, U.S. dollar amounts have been translated from New Taiwan dollars using an average exchange rate of NT$ 32.83 to US$1, the U.S. Federal Reserve Bank of New York noon buying rate in effect on June 30, 2007.
(2)	SX Article 11 requires that pro forma financial statements should either be prepared on a U.S. GAAP basis or be accompanied by qualified reconciliations to U.S. GAAP prepared in a manner consistent with Item 17 and a method consistent with FAS 52, “Foreign Currency Translation,” should be used to translate currencies.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Silicon Motion Technology Corporation

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2006

(in thousands, except per share data)

	Silicon Motion	FCI	Pro Forma Adjustment		Pro Forma Combined
	NT$	NT$(2)	NT$		NT$	US$ (1)
Net Sales	3,460,459	519,610	—		3,980,069	121,233
Cost of sales	1,612,019	260,562	1,060	H	1,873,641	57,071

Gross profit	1,848,440	259,048	(1,060)		2,106,428	64,162

Operating expense:
Research and development	502,225	65,520	10,319	H	578,064	17,608
Selling and marketing	200,526	21,103	3,347	H	224,976	6,852
General and administrative	219,395	86,694	(248)	H	305,841	9,316
Amortization of intangible assets	—	—	206,213	I	206,213	6,281
Gain on settlement on litigation	(3,000)	—	—		(3,000)	(91)
Write-off other receivable	40,039	—	—		40,039	1,220
Impairment losses on tangible assets	—	556	—		556	17

Total operating expenses	959,185	173,873	219,631		1,352,689	41,203

Income (loss) from operations	889,255	85,175	(220,691)		753,739	22,959

Other income (expense):
Gain on sale of investments	17,857	—	—		17,857	544
Interest income	65,220	3,598	—		68,818	2,096
Interest expense	(33)	(3,025)	—		(3,058)	(93)
Foreign exchange gain (loss), net	(5,174)	4,138	—		(1,036)	(32)
Others, net	1,398	—	—		1,398	42

Total other income, net	79,268	4,711	—		83,979	2,557

Income before income tax	968,523	89,886	(220,691)		837,718	25,516
Income tax expense (benefit)	21,032	(51,589)	—		(30,557)	(931)

Net income	947,491	141,475	(220,691)		868,275	26,447

Basic net income per ADS (one ADS equals four ordinary shares)	30.75			J	26.81	0.82
Diluted net income per ADS	30.20			J	26.33	0.80
Shares used in calculation of net income per ADS:
Basic	30,813			J	32,389	32,389
Diluted	31,372			J	32,981	32,981

(1)	For convenience only, U.S. dollar amounts have been translated from New Taiwan dollars using an average exchange rate of NT$ 32.83 to US$1, the U.S. Federal Reserve Bank of New York noon buying rate in effect on June 30, 2007.
(2)	SX Article 11 requires that pro forma financial statements should either be prepared on a U.S. GAAP basis or be accompanied by quantified reconciliations to U.S. GAAP prepared in a manner consistent with Item 17 and a method consistent with FAS 52, “Foreign Currency Translation,” should be used to translate currencies.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Basis of Presentation

The estimated pro forma adjustments arising from the Acquisition are derived from the estimated purchase price and estimated fair value of the assets acquired, including the fair value of identifiable intangibles, and liabilities assumed as of December 31, 2006. The final determination of purchase price, fair value and resulting goodwill may differ from that reflected in the unaudited pro forma condensed combined financial statements. The excess of purchase price over fair value of net assets acquired will be allocated to goodwill. A summary of the estimated purchase price allocation to the fair value of the assets acquired and liabilities assumed is as follows (in millions):

Estimated purchase price:

	NT$	US$
Value of Silicon Motion ordinary shares issued and stock options assumed	$1,293.8	$38.9
Cash consideration	1,659.8	49.9
Transaction costs	54.3	1.6

Total estimated purchase price	$3,007.9	$90.4

Preliminary purchase price allocation:

	NT$	US$	Estimated Useful Life
Net tangible assets	$450.5	$13.5
Core technology	408.9	12.3	4 years
Customer relationship	281.2	8.4	4 years
Order backlog	38.6	1.2	3 months
In-process research and development (IPR&D)	69.2	2.1
Goodwill	1,759.5	52.9

	$3,007.9	$90.4

Silicon Motion issued approximately 370,274 stock options valued at US$2.0 million in exchange for unvested FCI stock options held by FCI’s employees at the closing date. The fair value of Silicon Motion stock options was determined under the Black-Scholes valuation model using the following assumptions at the closing date for each of the three employee stock option grants: volatility of 45% to 46%, expected life of 0.81 to 1.92 years, and risk-free interest rate of 4.59%. Of the total Silicon Motion stock options issued, approximately 277,705 stock options were unvested at the closing date. In accordance with Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” vested stock options or awards issued by an acquirer in exchange for outstanding awards held by employees of the acquiree should be considered as a part of the purchase price paid by the acquirer for the acquiree in a business combination. Accordingly, the fair value of the new awards of US$0.97 million was included in the purchase price.

The core technology represented the existing know-how in IC design for RF receivers including all the developed and in-process products for the FCI business. The estimated fair value of core technology will be amortized over four years on a straight-line basis.

Customer relationships can be identified as intangible assets when an entity has a practice of establishing contracts with customer, regardless of whether a contract exists at the date of acquisition. The estimated fair value of customer relationships will be amortized over four years on a straight-line basis.

The estimated fair value attributed to order backlog was purchase orders outstanding to be delivered to FCI customers at closing. The estimated fair value of backlog will be amortized over three months on a straight-line basis.

The estimated fair value of in-process research and development was defined as research and development projects in process at the time of the transaction that have not demonstrated their technological feasibility and that do not have an alternative future use. The IPR&D relates to the research and development of ICs used in mobile TV-related applications. The IPR&D include T-DMB Soc, DVB-H tuner IC, and multimode MIMO IC. In-process research and development is preliminary estimated to be US$2.1 million and would be immediately expensed at the date of Acquisition but not for the pro forma purposes. This charge has been excluded from the pro forma adjustments as it is of a non-recurring nature.

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but will be tested for impairment on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired.

Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

A)	To record the cash payment of NT$l,659,831 thousand and the transaction costs of NT$54,246 thousand related to the Acquisition of FCI.

B)	To record the preliminary fair value of goodwill NT$1,759,473 thousand, core technology NT$408,945 thousand, customer relationship NT$281,249 thousand, and order backlog NT$38,571 thousand related to the Acquisition of FCI.

C)	To eliminate FCI’s historical common stock NT$173,342 thousand and record the issuance of Silicon Motion ordinary shares at par value of NT$2,098 thousand.

D)	To eliminate FCI’s historical convertible redeemable preferred shares of NT$178,959 thousand.

E)	The pro forma adjustment consists of the following items (NT$ thousand):

Record the issuance of Silicon Motion ordinary shares in excess of par value	$1,259,332
Record the fair value of Silicon Motion options included in the purchase price	32,394
Record the compensation expense for newly issued options, the fair value of which was greater than the consummation date fair value of replaced award	6,271
Eliminate FCI’s historical additional paid-in capital	(184,690)

Total pro forma adjustment	$1,113,307

F)	To eliminate FCI’s historical accumulated other comprehensive income of NT$12,531 thousand.

G)	The pro forma adjustment consists of the following items (NT$ thousand):

Write-off in-process research and development	$(69,189)
Record the compensation expense for newly issued options, the fair value of which was greater than the consummation date fair value of replaced award	(6,271)
Eliminate FCI’s historical retained earnings	73,986

Total pro forma adjustment	$(1,474)

H)	To record the amount of compensation expenses as the sum of (i) NT$ 19,015 thousand to the extent that service is required subsequent to the consummation date of the Acquisition for the replacement awards to vest, a portion of the unvested awards shall be recognized as compensation cost over the remaining future service (vesting) period, and (ii) the elimination of the historical FCI stock option expenses of NT$ 4,537 thousands for the twelve months ended December 31, 2006. The amount of compensation expenses was allocated to various business departments of which the employees were granted Silicon Motion’s stock options.

I)	To record amortization expense of NT$206,213 thousand related to the acquired identifiable intangible assets, calculated over their respective useful lives on a straight-line basis. The preliminary estimated fair value of identifiable intangible assets and their related estimated useful lives are stated in the basis of presentation.

J)	The pro forma basic and diluted number of weighted-average shares outstanding for the period presented are calculated as follows:

Twelve Months Ended December 31, 2006
(in thousands)
Weighted-average ADS shares outstanding-basic
Historical Silicon Motion weighted-average ADS shares outstanding	30,813
Shares issued for FCI acquisition	1,576
Pro forma weighted-average ADS shares outstanding	32,389
Weighted-average ADS shares outstanding-diluted
Historical Silicon Motion weighted-average ADS shares outstanding	31,372
Shares issued and stock options assumed for FCI acquisition	1,609
Pro forma weighted-average ADS shares outstanding	32,981

Basic and diluted net income for ADS is using the pro forma net income of US$26,447 million as denominators for the period ended December 31, 2006.